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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO. 10)
                   Under the Securities Exchange Act of 1934

                     Family Steak Houses of Florida, Inc..
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                     ------------------------------------
                        (Title of Class of Securities)

                              CUSIP Number:  307059105

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 3, 1998
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )


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                                 SCHEDULE 13D

CUSIP No. 307059105

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      22,494 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            448,829 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  22,494 shares of Common Stock

              10. Shared Dispositive Power

                  448,829 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    471,323 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    19.9%

14. Type of Reporting Person

    IN

                                       2
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                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      344,031 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  344,031 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    344,031 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    14.5%

14. Type of Reporting Person
    CO

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                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       104,798 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   104,798 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    104,798 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    4.4%

14. Type of Reporting Person
    EP

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Item 1.  Security and Issuer
         -------------------

         This Amendment No. 10 to Schedule 13D constitutes an amendment to the
Schedule 13D filed with the Securities and Exchange Commission on December 26, 1996 by Glen F. Ceiley ("Ceiley"), Bisco Industries, Inc. ("Bisco") and the Bisco Industries, Inc. Profit Sharing Plan (the "Plan") (collectively, the "Reporting Persons"), with respect to shares of common stock, $.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Issuer") (the Schedule 13D, as previously amended, is referred to herein as the "Schedule"). Except as set forth herein, there has been no material change in the information set forth in the Schedule.

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Item 4. Purpose of Transaction
        ----------------------

Item 4 of this Schedule is amended to add the following:

On December 3, 1998, Mr. Ceiley requested that the Issuer's Board of Directors propose and support four (4) Bisco designated nominees for the Issuer's seven
(7) member Board of Directors as soon as possible.

Also, Mr. Ceiley communicated to the Issuer's Chairman of the Board the strategic objective of the Reporting Persons to successfully execute an acquisition/investment program in the distribution industry, and indicated that he believed it could be beneficial to the Issuer's shareholders to effect this strategy using the Issuer's cash resources that would be available after the sale of the Issuer's restaurant operations. Mr. Ceiley indicated that it was his intention to provide Bisco's management, operating and acquisition/investment expertise to the Issuer to execute a successful acquisition program. Mr. Ceiley also stated that acquisitions or investment opportunities outside the distribution industry will be considered if they offer substantial financial rewards at acceptable risk levels.

On December 10, 1998, Mr. Ceiley requested that the Issuer's Board of Directors immediately take the necessary action to permit the Reporting Persons to purchase additional shares of the Issuer's common stock. Mr. Ceiley indicated that he believed the required action would include amending the Standstill and Settlement Agreement, opting out of the Florida Control Share Act and amending the Issuer's Shareholder Rights Agreement.

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 14, 1998



                           Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley


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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 14, 1998



                         Bisco Industries, Inc.


                                Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 14, 1998


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                           Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee


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